false**hopes**



A FAITH INFUSED ROMANTIC COMEDY

READY FOR DISTRIBUTION // SUMMER 2019

Finding Love Starts with Finding Hope

the**story**



The classic love triangle with a twist of truth.
It's not about finding the one, it's about learning to love
another despite imperfections.

Thomas has spent his whole life searching for his perfect girl.
Then he met Hope; and everything he thought he wanted
changed…that is until Desiree walked through the door.
Now he has to choose between the girl of his dreams and
the friend he has grown to love.

market**opportunity**

faith**infused**

Faith based films brought in 130 million in US box office revenue last year on a fraction of the budget of other genres.

False Hopes infuses people of faith into our story, but doesn't hit people over the head with a faith message which broadens our market.

We have a strong base with a high ceiling for growth.

story**centered**

Is there a perfect match for you? How do I know if this is the one? Everyone has asked themselves these questions. FALSE HOPES gives a unique answer that everyone can agree on.

FALSE HOPES addresses age old questions that are familiar to everyone searching for love. It uses the proven dramatic premise of a love triangle but keeps it fun and comedic.

strong**reviews**

We have done test screenings with more than 2000 people and have received overwhelming support for the film.

We have also had great reviews from pastors and ministry leaders who appreciate the strong faith message that is genuine and relateable.

People love that False Hopes is a real comedy with moments of laughter and lightheartedness in a genre that is commonly dominated by dramas.

great**reviews**

Influencers Speak Up

"False Hopes" presents us with relatable characters dealing with the three most important virtues in the Christian life - faith, hope, and love. It's a lighthearted look at a serious subject -- enjoyable and thought-provoking
-Trevin Wax
Director for Bibles and Reference
Lifeway Christian Resources

The actors were great, the plot was captivating, and the attention to details was obvious. Faith was portrayed in a true, honest, and applicable way without being offensive. I can't wait to show it at our church!
-Kelly Bell
Director of Women's Ministry, Senior Pastor's Wife
Calvary Chapel
Murrieta, CA

False Hopes was very enjoyable to watch. The acting was credible. The story line was engaging. And the humor was a great compliment to the drama. I found myself laughing out loud a couple of times, which is not typical for me.
-Btyan Starner
Pastor
Crossroads Nazarene Church
Phoenix, AZ



(Click image to see audience testimonials)

Audiences love False Hopes! We have previewed the film to 1200 people with amazing audience response.

Our exit surveys have a 98% recommend to a friend and outstanding response to the story, acting, and comedic elements

Influencers Speak Up

A romantic, feel-good comedy that demonstrates how love wins in the end through the truth, wisdom, and love of family and friends. A redemptive message that celebrates the gift and joy of the second chance. Great chemistry between Justin Ray and Christine Juarbe.
-John Kerr
Executive Pastor
Vintage Church
Raleigh, NC

Love this movie! I'm not a movie critic; therefore, I'm not one to write eloquently about my experience with a movie. That said, I think this movie is well done and the acting is wonderful. The story is told with situational humor that relates to the dangerous journey in seeking perfect romance.
I give it four bags of popcorn....just because, I always wanted to write that in a movie review. Good movie! You should see it! Today! NOW!
-Doc Maranville
Executive Director
102.5 The Vine
Murrieta, CA

key**cast**





Justin**Ray**

Justin is the star of the movie not just because he is the lead, but because his performance is the single most consistently praised part of the film in all of our audience testing.

Justin blends charm, comedic timing, and emotional depth as he brings Thomas McKenzie to life.

movie**moments**

> "Well you know the right people now."

-Desiree**Sinclair**



Victor**Marx**

Victor is a sought after speaker around the world. He is the founding director of the non-profit All Things Possible, which works on a global scale to free children from abuse and the effects of trauma.

Victor is a respected evangelist and humanitarian as has spoken in thousands of churches to millions of people.



Christine**Juarbe**
Our leading lady is a world class model turned actress. Commercial work includes, Samsung, AT&T, and Dunkin Donuts



David**Lago**
Emmy award winner and Y & R fan favorite David Lago brings a loyal fan base from the classic soap opera.



Claire**Bermingham**
The stunning model and acting coach is our dream girl. Her Irish charm brings a wonderful softness to the shrewd business woman



original**music**

 **Belong to You**
by Kenny**Finn**

&

 **Love Unexpected**
by Patrick**Levis**

distribution**ready**



movie**moments**

"Oh Yeah, this is definitely the one!"

-Mark**McKenzie**

Ready for **all** forms
of Distribution
Currently available
on VidAngel and Amazon

91 Minutes
4K Resolution
5.1 Dolby Surround
Closed Caption

Subtitled
English
Spanish

international**distribution**



Subtitles:
English, Spanish

Mixed and ready for dubbing to any language needed for a variety of markets.

movie**moments**

The search for love and romance translate to all countries.

Faith infused messages that are sought after by communities of faith all around the globe.

COUNTRY	NUMBER OF CHRISTIANS	PERCENTAGE OF POPULATION
Mexico	107,780.000	92%
Argentina	37,561,000	86%
Philippines	86,500,000	85%
South Korea	14,601,000	29%
Brazil	180,770,000	90%
United Kingdom	33,200,000	59%
Australia	12,201,600	52%



Poster and Marketing Materials Ready for Use



Cast Ready for Interviews and Promotional Events

marketing**resources**

We are ready and available to assist in the marketing and promotion of the film. Cast and crew are passionate about the story we have told. We want to see it thrive and find it's audience around the world. Whether it is interviews, photoshoots, or event attendance we are ready to help.



movie**moments**

"I hold two tickets to the most amazing, most captivating, most breath-taking show on earth"

-Thomas**McKenzie**



David Dietrich is an experienced public speaker that has worked in the church space for the past 15 years.

As the director and producer of the film he is ready to commit to an aggressive marketing campaign and tap into his connections at churches across the country.

officialteaser



more**information**

We are looking forward to a fruitful partnership

david**dietrich**
Director/Producer
Co-Founder - Creator Films
e: david@creatorfilms.com
c: 909.953.3915